December 11, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Mail Stop 6010

Attn:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re:	Intellon Corporation
Registration Statement on Form S-1
File No. 333-144520
Initially Filed on July 12, 2007

Ladies and Gentleman:

On behalf of Intellon Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 10, 2007 relating to the Company’s Amendment Number 6 to the Registration Statement on Form S-1 (File No. 333-144520) filed with the Commission on December 6, 2007 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 7.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in Amendment No. 7. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 7. References to “we,” “our” or “us” mean the Company or its advisor, as the context may require.

U.S. Securities and Exchange Commission

December 11, 2007

2006 and 2007 Equity Incentive Awards, page 97

1.

Based on the disclosure in paragraph 10 on page II-5, we assume that the difference between the option grants mentioned on pages 98 and 100 of amendment 5 relate to options granted to Mr. McGee. Please clarify. Also confirm that the additional grants placed Mr. McGee’s compensation within the percentile range targeted by the compensation committee, which was within 30% of a range between the 50th and 75th percentile of your peer group for the respective executive positions. In addition, confirm that the additional options granted to Mr. McGee were determined by using the midpoint of the range between the 50th and 75th percent of the annual equity grant levels within your peer group.

RESPONSE TO COMMENT 1:

The Company confirms that the grant to Mr. McGee in January 2007 of options to acquire 202,526 shares of common stock as disclosed on page 108 and in paragraph 10 on page II-5 of Amendment Number 5 to the Registration Statement represents the difference between the aggregate option grants in 2007 mentioned on page 98 and the 486,071 shares subject to options held by the Company’s named executive officers mentioned on page 100. The Company has amended pages 98 and 100-101 to clarify this difference as well as to provide disclosure with respect to the basis for the determination by the compensation committee of this initial option grant to Mr. McGee.

The Company also supplementally confirms for the Staff that (i) the additional grants in July 2007 to Mr. McGee placed his compensation within the percentile range targeted by the compensation committee, which was within 30% of a range between the 50th and 75th percentile of the Company’s peer group for his executive position, and (ii) the additional options granted in July 2007 to Mr. McGee were determined by using the mid-point of the range between the 50th and 75th percent of the annual equity grant levels within the Company’s peer group. The Company supplementally confirms for the Staff that the current disclosure on pages 98-99 of the Registration Statement accurately reflects the foregoing. However, to provide more clarity, the Company has amended page 99 of the Registration Statement to clarify that these metrics apply to the July 2007 grants.

Exhibit 5.1

2.	Please refer to prior comment 2. Given the date restriction in the last paragraph of the opinion, please file an opinion on the date that the registration statement becomes effective.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, Exhibit 5.1 has been amended to eliminate the last paragraph in the opinion and has been included as a revised exhibit to Amendment No. 7.

U.S. Securities and Exchange Commission

December 11, 2007

Exhibit 23.1

3.	Please file an updated accountant’s consent.

RESPONSE TO COMMENT 3:

The Company has filed an updated accountant’s consent as Exhibit 23.1.

Shares Eligible for Future Sale

The Company supplementally advises the Staff that it has amended page 133 to reflect that the shares immediately available for sale upon completion of the offering have been held for at least two years by non-affiliates. This disclosure is consistent with our discussions with the Staff.

Underwriting Section

The Company supplementally advises the Staff that it has revised the disclosure in the underwriting section on page 141 of Amendment No. 7 in response to a request from the Financial Industry Regulatory Authority, Inc. to disclose that the Company has agreed to reimburse the underwriters up to a maximum of $120,000 for fees incurred by underwriters’ counsel in connection with Financial Industry Regulatory compliance matters and the directed share program, and that any such fees reimbursed are deemed underwriting compensation by the Financial Industry Regulatory Authority, Inc. The Company also supplementally advises the Staff that Exhibit 1.1 has been revised to reflect the foregoing change and is filed as an exhibit to Amendment No. 7.

Confidential Treatment Request

The Company supplementally advises the Staff that it is concurrently submitting a revised confidential treatment request and is filing revised exhibit 10.23 that was the subject of the confidential treatment request. As is reflected in the concurrent paper submission of the confidential treatment request, we have reduced the scope of our request for confidential treatment and have otherwise revised exhibit 10.23 in response to the Staff’s comments.

In light of the fact that the Company expects to conclude marketing activities on December 12, 2007 and has filed a request for acceleration of effectiveness for December 12, 2007 at 3:00 p.m. Eastern Time, the Company respectfully requests an accelerated review of the foregoing comments to the Registration Statement as well as of the confidential treatment submission.

U.S. Securities and Exchange Commission

December 11, 2007

Please direct your questions or comments regarding this letter or the Amendment to the undersigned at (202) 416-6829. Thank you for your assistance.

Respectfully submitted,

PROSKAUER ROSE LLP

/s/ Trevor J. Chaplick

Trevor J. Chaplick

cc:	Charles E. Harris, Intellon Corporation
Brian T. McGee, Intellon Corporation
Larissa M. Cochron, Intellon Corporation
Julie H. Jones, Ropes & Gray LLP